Exhibit 99.1

Yimutian Inc. Receives Nasdaq Compliance Letter

BEIJING, October 21, 2026 -- Yimutian Inc. (Nasdaq: YMT) (“Yimutian” or the “Company”), a leading agricultural digital service company in China, today announced that it has received a letter dated October 20, 2026 from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the minimum stockholders’ equity requirement of US$2.5 million under Nasdaq Listing Rule 5550(b)(1) (the “Equity Rule”). Nasdaq also confirmed that the Company has met all requirements set forth in the Nasdaq Hearings Panel’s decision dated July 8, 2026.

As previously disclosed in the Company’s current report on Form 6-K furnished on September 28, 2026, following the completion of certain acquisitions, the Company believed that its stockholders’ equity met the US$2.5 million minimum and was awaiting Nasdaq’s formal confirmation of compliance with the Equity Rule. The October 20, 2026 letter provides that confirmation.

Pursuant to Nasdaq Listing Rule 5815(d)(4)(B), the Company is subject to a mandatory panel monitor for one year from October 20, 2026. If Nasdaq’s Listing Qualifications staff determines during that period that the Company is again out of compliance with the Equity Rule, the Company will not be permitted to submit a compliance plan to the staff, the staff will not be permitted to grant additional time to regain compliance, and the Company will not be afforded an otherwise applicable cure or compliance period for that deficiency. In such case, Nasdaq will issue a delisting determination, which the Company may request a Hearings Panel to review under Nasdaq Listing Rule 5815(d)(4)(C).

The Company’s American depositary shares continue to trade on The Nasdaq Capital Market under the symbol “YMT.”

About Yimutian Inc.

Yimutian Inc. is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit https://ir.ymt.com/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Email: ir@ymt360.com
Phone: +86 1057086561

For media inquiries, please contact:

Email: pr@ymt360.com